

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2014

Via E-mail
Michael S. Bishop
Senior Vice President and Chief Financial Officer
FuelCell Energy, Inc.
3 Great Pasture Road
Danbury, CT 06813

> **Re:** **FuelCell Energy, Inc.**
> **Form 10-K for the Fiscal Year ended October 31, 2013**
> **Filed January 6, 2014**
> **File No. 001-14204**

Dear Mr. Bishop:

We have reviewed your response letter dated October 10, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2013

Consolidated Statements of Operations and Comprehensive Income (Loss), page 67

1. We note that sales to related parties represent a significant amount of revenues each period. Please revise future filings to separately state related party transactions on the face of your financial statements in accordance with Rule 4-08(k)(1) of Regulation S-X.

Note 1. Nature of Business, Basis of Presentation and Significant Accounting Policies, page 70

Revenue Recognition, page 71

2.   We note your response to prior comment 3. Separately priced extended maintenance warranty agreements do not appear to be similar to license and royalty revenue arrangements. Accordingly, please revise segment disclosures in future filings to quantify the revenue recorded for extended maintenance warranty agreements separately in accordance with FASB ASC 280-10-50-40.

        You may contact Kevin Kuhar at (202) 551-3662 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

                                Sincerely,

                                /s/ Brian Cascio

                                Brian Cascio
                                Accounting Branch Chief